SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC

                         FORM U-6B-2

                 Certificate of Notification


     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company, on behalf of its subsidiaries
Strategic Energy, L.L.C. and R.S. Andrews Enterprises, Inc.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", "promissory note"):

     See Attachments A and B.

2.   Issue, renewal or guaranty:

     See Attachments A and B.

3.   Principal amount of each security:

     See Attachments A and B.

4.   Rate of interest per annum of each security:

     See Attachments A and B.

5.   Date of issue, renewal or guaranty of each security:

     See Attachments A and B.

6.   If renewal of security, give date of original issue:

     See Attachments A and B.

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7.   Date of maturity of each security:

     See Attachments A and B.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     See Attachments A and B.

9.   Collateral given with each security:

     See Attachments A and B.

10.  Consideration given for each security:

     See Attachments A and B.

11.  Application of proceeds of each security:

     See Attachments A and B.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]
     c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on

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     January 1, 1935, pursuant to the terms of which the
     security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b).  See also Attachments A and B.

                                   /s/Andrea F. Bielsker
                                   Andrea F. Bielsker
                                   Vice President - Finance,
                                   Chief Financial Officer
                                   and Treasurer
                                   Great Plains Energy
                                   Incorporated

Dated: April 2, 2002.

                        Attachment A

Issuer:   R.S. Andrews Enterprises, Inc.

1.   Type of securities ("draft", promissory note"):

     R.S. Andrews Enterprises, Inc. ("RSA") and LaSalle Bank National Association (the "Bank") entered into a certain Credit Agreement, dated as of March 17, 2000, as amended as of March 16, 2001, June 30, 2001, and October 25, 2001 pursuant to which, among other things, the aggregate amount of borrowings and letters of credit outstanding at any one time would not exceed $22 million through March 15, 2002, and thereafter not exceeding the lesser of $1.5 million and the aggregate amount of all letters of credit outstanding as of March 15, 2002.

     RSA and the Bank have entered into a Fourth Amendment to Credit Agreement, dated as of February 21, 2002, which, among other things, increased the maximum aggregate amount of borrowings and letters of credit outstanding at any one time to $25 million, reduced the required minimum tangible net worth amount by $10 million and extended the termination date of the Credit Agreement to March 15, 2003.

2.   Issue, renewal or guaranty:

     Renewal through amendment.

3.   Principal amount of each security:

     The principal amount of the security will vary over time as borrowings are made and letters of credit are issued, but shall not exceed in the aggregate $25 million.

4.   Rate of interest per annum of each security:

     At the option of RSA, borrowings may be either floating rate loans or Eurodollar loans for one, two or three-month periods. Interest on floating rate loans is computed daily and, on an annual basis, is 50 basis points below the greater of (i) the federal funds effective rate plus 50 basis points and (ii) the Bank's announced prime commercial lending rate. Interest on Eurodollar loans is 225 basis points plus the product of the rate per annum at which Dollar deposits are offered to the Bank two business days prior to the beginning of the relevant period in the interbank Eurodollar market, multiplied by a fraction the numerator of which is one and the denominator of which is one minus the Eurocurrency reserve percentage.

5.   Date of issue, renewal or guaranty of each security:

     February 21, 2002.

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6.   If renewal of security, give date of original issue:

     March 17, 2000.

7.   Date of maturity of each security:

     The termination date of the Credit Agreement, as amended, is March 15, 2003, which may be extended by agreement for additional periods of time not exceeding
     364 days for any extension.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     LaSalle Bank National Association

9.   Collateral given with each security:

     RSA and its subsidiaries have granted a security interest, evidenced by a Security Agreement dated as of March 17, 2000, in, among other things, their accounts, chattel paper, computer hardware and software, deposit accounts, documents, financial assets, general intangibles, goods, equipment, fixtures, inventory, instruments, intellectual property, investment property, money and all other personal property, as security for RSA's obligations under the Credit Agreement, as amended.

     The subsidiaries of RSA have issued a guaranty, dated as of March 17, 2000, of RSA's obligations under the Credit Agreement, as amended. GPE and RSA have entered into a certain Support Agreement, dated as of October 25, 2001. These entities have reaffirmed said guaranty or Support Agreement, as applicable, by instrument dated as of February 21, 2002.

10.  Consideration received for each security:

     The full principal amount of each borrowing.

11.  Application of proceeds of each security:

     To be used for financing the existing business of RSA and its subsidiaries.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     The Credit Agreement, as amended, is exempt pursuant to Rule 52(b). The reaffirmation of the subsidiaries' guaranty and the GPE Support Agreement are authorized pursuant to the Commission's order dated as of September 7, 2001 (HCAR 27436).

                        Attachment B

Issuer:   Strategic Energy, L.L.C.

1.   Type of securities ("draft", promissory note"):

     Strategic Energy, L.L.C. ("Strategic") and PNC Bank, National Association ("PNC") entered into a letter agreement dated March 30, 2001, as amended March 9, 2002 (the "Letter Agreement") under which Strategic could request letters of credit of up to $25 million in aggregate face amount outstanding at any time. Strategic's obligations under the Letter Agreement, as amended, are supported by a guaranty and suretyship agreement executed by GPE, an indirect owner of Strategic.

     Strategic and PNC have executed a Second Amendment to Loan Documents, dated as of March 29, 2002, pursuant to which, among other things, the termination date of the letter of credit facility was extended from March 29, 2002 to March 28, 2003.

2.   Issue, renewal or guaranty:

     Renewal through amendment.

3.   Principal amount of each security:

     The principal amount of the security will vary over time as letters of credit are issued, but shall not exceed in the aggregate $25 million at any one time outstanding.

4.   Rate of interest per annum of each security:

     Not applicable

5.   Date of issue, renewal or guaranty of each security:

     March 29, 2002

6.   If renewal of security, give date of original issue:

     March 30, 2001.

7.   Date of maturity of each security:

     The Letter Agreement terminates as of March 28, 2003.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     PNC Bank, National Association

9.   Collateral given with each security:

     Great Plains Energy Incorporated executed a guaranty and suretyship agreement, dated as of March 8, 2002, guaranteeing Strategic's debts, liabilities and financial obligations under the Letter Agreement.
     Great Plains Energy Incorporated executed and delivered a Joinder dated as of March 29, 2002, reaffirming such guaranty and suretyship agreement subsequent to the Second Amendment to Loan Documents.

10.  Consideration given for each security:

     Letters of credit issued pursuant to the Letter
     Agreement.

11.  Application of proceeds of each security:

     The letters of credit will be used for financing the existing business of Strategic.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     The Letter Agreement is exempt pursuant to Rule 52(b).
     The reaffirmation of the guaranty and suretyship agreement executed by Great Plains Energy Incorporated is authorized pursuant to the Commission's order dated as of September 7, 2001 (HCAR 27436).